October 9, 2009

Linda VanDoorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Re:	Proxy Statement on Schedule 14A

Filed April 16, 2009

File No. 000-10200

Dear Ms. VanDoorn:

We are responding to your letter of August 7, 2009 concerning the above-captioned filing of SEI Investments Company (“SEI”). In this letter we have restated your comment and follow it with our response.

Definitive Proxy Statement filed April 16, 2009

Executive Compensation, page 13

Incentive Compensation page 13

1.	We note your response to comment 5 of our letter dated July 9, 2009. In response to this comment, you describe the process through which the ultimate bonus amount awarded to each officer is determined. However, you did not tell us how the initial target amounts for each officer is determined. Please discuss how you determined that the “annual incentive compensation targets for 2008 were $600,000 for Mr. West, $550,000 for Mr. Ujobai, and $500,000 for each of the other named executive officers.”.

Response

As is the case for the determination of base salaries, the Compensation Committee seeks to determine incentive compensation target amounts that, together with base compensation, are competitive with cash compensation paid to management with comparable qualifications, experience and responsibilities at companies of comparable size engaged in the same or similar businesses as SEI, although the Committee does not conduct any review or analysis of comparable incentive compensation arrangements and has not retained compensation consultants to advise it on compensation matters. The incentive compensation target amount for each of the named executive officers is approximately 200% of their base compensation. The Compensation Committee believes that this percentage represents an appropriate emphasis on predicating a significant portion of an executive’s cash compensation to performance. Target incentive compensation amount for each of the named executive officers did not change during 2008.

In addition, we hereby acknowledge that

•	SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comment. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis J. McGonigle

Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company